EX.99.h.4.c

AMENDMENT TO

ADMINISTRATIVE SERVICES PLAN

This Amendment to the Administrative Services Plan (the “Plan”) adopted as of December 12, 2007 and in place for the classes of the funds included on the current Exhibit A to the Plan (the “Funds”), each a series of Aberdeen Funds (the “Trust), is adopted this 15th day of December 2015 upon review and approval by the Board of Trustees, and separately by a majority of the Trustees who are not “interested persons” of each Fund (as defined in the Investment Company Act of 1940) and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Disinterested Trustees”).

1. Amendment to Plan

Notwithstanding the maximum annual rate that may be changed for services under the Plan as provided in Exhibit A to the Plan, effective with the 2016 annual update to the Funds’ registration statement, or February 29, 2016, whichever occurs sooner, and through February 28, 2017, the Funds shall pay amounts not exceeding on an annual basis a maximum amount of:

(a)         15 basis points (0.15%) of the average daily net assets of the Class A Shares of the Funds;

(b)         15 basis points (0.15%) of the average daily net assets of the Class R Shares of the Funds; and

(c)          15 basis points (0.15%) of the average daily net assets of the Institutional Service Class Shares of the Funds.

2. Miscellaneous

(a)                                 Except as expressly amended by this Amendment, all provisions of the Plan shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Plan.

(b)                                 Unless sooner terminated by a vote of a majority of the Disinterested Trustees, this Amendment shall continue in effect until February 28, 2017.